Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No.333-162381 on Form F-3 of our reports dated February 29, 2012, relating to the consolidated financial statements of Safe Bulkers Inc. and subsidiaries (the “Company”), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 20-F for the year ended December 31, 2011.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
February 29, 2012